RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING - REPLACEMENT UNILEVER PLC Released 10:15:52 01 August 2023 RNS Number : 9118H Unilever PLC 01 August 2023 The following amendments have been made to the announcement titled 'Director/PDMR Shareholding' released on 24 March 2023 at 16:57 under RNS No: 2138U: The conditional awards in the original announcement were incorrectly described. The text in the 'Nature of the Transaction' sections throughout this announcement has been updated to reflect the correct transactions. All other details remain unchanged. Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital & Commercial Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 217.0126 PLC Dividend equivalents were accrued on unvested PSP share awards. • 39.5476 PLC EUR Dividend equivalents were accrued on unvested MCIP share awards.
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	Price(s) / Volume(s): € 46.735 / 39.5476; £41.300 / 217.0126
e)	Aggregated information - Volume - Total	39.5476 / 217.0126 €1,848.26 / £8,962.62
f)	Date of the transaction	2023/03/21
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Price(s)	Volume(s)
€ 46.735	39.5476
£41.300	217.0126

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Matt Close
2	**Reason for the notification**	
a)	Position/status	President Ice Cream (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 144.4132 PLC EUR Dividend equivalents were accrued on unvested PSP share awards. • 24.7334 PLC Dividend equivalents were accrued on unvested MCIP share awards.
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	

Price(s)	Volume(s)
€ 46.735	144.41319
£41.300	24.73343

e) Aggregated information - Volume - Total 144.41319 / 24.73343 €6,749.15 / £1,021.49 f) Date of the transaction 2023/03/21 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Business Operations and Supply Chain Officer (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 54.1157 PLC EUR Dividend equivalents were accrued on unvested MCIP share awards. • 187.4150 PLC Dividend equivalents were accrued on unvested PSP share awards. c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 46.735 54.1157 £41.300 187.4150 e) Aggregated information - Volume - Total 54.1157 / 187.4150 €2,529.10 / £7,740.24 f) Date of the transaction 2023/03/21 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Nutrition (Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 256.1716 PLC EUR Dividend equivalents were accrued on unvested PSP share awards. • 98.2335 PLC EUR Dividend equivalents were accrued on unvested MCIP share awards. c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) € 46.735 354.4051 e) Aggregated information - Volume - Total 354.4051 €16,563.12 f) Date of the transaction 2023/03/21 g) Place of the transaction Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status President Beauty & Wellbeing (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 35.1691 PLC EUR Dividend equivalents were accrued on unvested MCIP share awards. • 199.8791 PLC Dividend equivalents were accrued on unvested PSP share awards. • 35.5403 PLC Dividend equivalents were accrued on unvested MCIP share awards. c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 46.735 35.1691 £41.300 235.4193 e) Aggregated information - Volume - Total 35.1691 / 235.4193 €1,643.63 / £9,722.82 f) Date of the transaction 2023/03/21 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President, Unilever, South Asia and Chair and Managing Director, Hindustan Unilever (Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 46.4483 PLC EUR Dividend equivalents were accrued on unvested MCIP share awards. • 222.8233 PLC Dividend equivalents were accrued on unvested PSP share awards.

		• 46.9385 PLC Dividend equivalents were accrued on unvested MCIP share awards.
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	Price(s): € 46.735 — Volume(s): 46.4483 Price(s): £41.300 — Volume(s): 269.7618
e)	Aggregated information - Volume - Total	 46.4483 / 269.7618 €2,170.76 / £11,141.16
f)	Date of the transaction	2023/03/21
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Nitin Paranjpe
2	**Reason for the notification**	
a)	Position/status	Chief People and Transformation Officer (Member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 119.7022 PLC EUR Dividend equivalents were accrued on unvested MCIP share awards. • 311.5845 PLC Dividend equivalents were accrued on unvested PSP share awards.
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	Price(s): € 46.735 — Volume(s): 119.7022 Price(s): £41.300 — Volume(s): 311.5845
e)	Aggregated information - Volume - Total	 119.7022 / 311.5845 €5,594.28 / £12,868.44
f)	Date of the transaction	2023/03/21
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 806.8330 PLC Dividend equivalents were accrued on unvested PSP share awards. • 242.5935 PLC Dividend equivalents were accrued on unvested MCIP share awards. c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £41.300 1,049.4265 e) Aggregated information - Volume - Total 1,049.4265 £43,341.31 f) Date of the transaction 2023/03/21 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC

b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 37.9869 PLC EUR Dividend equivalents were accrued on unvested Transitional awards. • 202.9144 PLC Dividend equivalents were accrued on unvested PSP share awards. • 82.0811 PLC Dividend equivalents were accrued on unvested MCIP share awards. • 38.4057 PLC Dividend equivalents were accrued on unvested Transitional awards.
c)	Currency	EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	Price(s) / Volume(s): € 46.735 / 37.9869 £41.300 / 323.4013
e)	Aggregated information - Volume - Total	 37.9869 / 323.4013 €1,775.32 / £13,356.47
f)	Date of the transaction	2023/03/21
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Peter Ter Kulve
2	**Reason for the notification**	
a)	Position/status	President Home Care (Member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 112.3072 PLC EUR Dividend equivalents were accrued on unvested MCIP share awards. • 292.4609 PLC Dividend equivalents were accrued on unvested PSP share awards.

c) Currency EUR - Euro and GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 46.735 112.3072 £41.300 292.4609 e) Aggregated information - Volume - Total 112.3072 / 292.4609 €5,248.68 / £12,078.63 f) Date of the transaction 2023/03/21 g) Place of the transaction Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status President, Personal Care (Member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 290.8720 PLC ADR Dividend equivalents were accrued on unvested PSP share awards. • 434.5910 PLC ADR Dividend equivalents were accrued on unvested Transitional awards. c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $50.56 725.4630 e) Aggregated information - Volume - Total 725.4630 $36,679.41 f) Date of the transaction 2023/03/21 g) Place of the transaction New York Stock Exchange - XNYS Unilever Plc

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Alan Jope
2	**Reason for the notification**	
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 115.6620 PLC ADR shares Dividend equivalents were accrued on vested BT Share Bonus shares. • 399.4512 PLC EUR Dividend equivalents were accrued on unvested MCIP share awards. • 1,338.8500 PLC Dividend equivalents were accrued on unvested PSP share awards.
c)	Currency	USD - United States Dollar and EUR - Euro and GBP - British Pound
d)	Price(s) and volume(s)	Price(s) / Volume(s): $50.56 / 115.6620 € 46.735 / 399.45118 £41.300 / 1,338.8500
e)	Aggregated information - Volume - Total	 115.6620 / 399.45118 / 1,338.8500 $5,847.87 / €18,668.35 / £55,294.51
f)	Date of the transaction	2023-03-21
g)	Place of the transaction	New York Stock Exchange - XNYS and Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever Plc

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Maria Varsellona

2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 135.8399 PLC Dividend equivalents were accrued on unvested PSP share awards. • 428.5016 PLC Dividend equivalents were accrued on unvested Transitional awards. c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £41.300 564.3415 e) Aggregated information - Volume - Total 564.3415 £23,307.30 f) Date of the transaction 2023-03-21 g) Place of the transaction London Stock Exchange - XLON This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END DSHSSFSUFEDSEFA London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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